Exhibit 21

Subsidiaries of the Company

Golden Star Management Services (100%) Delaware

Caystar Holdings (100%) Cayman Islands

    Bogoso Holdings (100%) Cayman Islands

Golden Star (Bogoso/Prestea) Limited (90%) Ghana

    Wasford Holdings (100%) Cayman Islands

Golden Star (Wassa) Limited (90%) Ghana

    Golden Star Exploration Holdings (100%) Cayman Islands

St. Jude Resources Ltd. (100%) Canada

    First Canadian Goldfields Ltd. (100%) Ghana

    Fairstar Ghana Ltd. (100%) Ghana